SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated July 13, 2006 filed with the Comisión Nacional de Valores.

By letter dated July 13, 2006, the Company reported an agreement with Grupo Roggio and started a transfer process (subject to a Due Diligence) of all the shares of Empalme S.A., a corporation that owns a commercial mall called Córdoba Shopping. Empalme S.A. is owned by Grupo Roggio and local partners. Córdoba Shopping is a 35,000 square meters mall, with 160 commercial sites, 12 movie lounges and 1,500 parking places located in the Villa Cabrera neighborhood, in the city of Córdoba. The transaction is subject to the accomplishment of certain conditions, among others, the National Competition Defense Commission (Comisión Nacional de Defensa de la Competencia) approval. If the conditions and approvals are met, this investment will provide APSA an opportunity to strengthen its position in commercial mall’s segment, in accordance to the strategy of expansion and presence in the principal markets of Argentina’s provinces.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: July 13, 2006